Via Facsimile and U.S. Mail
Mail Stop 6010

April 3, 2008

Mr. Joseph B.M. Streppel
Chief Financial Officer
AEGON N.V.
Aegonplein 50
PO Box 85
2501 CB The Hague
The Netherlands

Re: AEGON N.V.
Form 20-F for the Fiscal Year Ended December 31, 2006
Filed March 30, 2007
File No. 001-10882

Dear Mr. Streppel:

We have completed our review of your Form 20-F and have no further comments at this time.

Sincerely,

Jim Atkinson
Accounting Branch Chief